UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39458

Medicenna Therapeutics Corp.
(Translation of registrant's name into English)

2 Bloor St. W., 7th Floor
Toronto, Ontario M4W 3E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [     ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDICENNA THERAPEUTICS CORP.

Date: July 28, 2023	By:	/s/ Elizabeth Williams
	Name:	Elizabeth Williams
	Title:	Chief Financial Officer

Other Events

On July 28, 2023, Medicenna Therapeutics Corp. (the “Company”) issued a press release announcing its financial results for the fiscal quarter ended June 30, 2023. The Company’s unaudited interim condensed consolidated financial statements for the period ended June 30, 2023 are attached as Exhibit 99.1 and are incorporated by reference herein. The Company’s Management’s Discussion and Analysis for the period ended June 30, 2023 is attached as Exhibit 99.2 hereto and is incorporated by reference herein.  The Company’s Form 52- 109F2 Certification of Interim Filings Full Certificate – CEO, Form 52- 109F2 Certification of Interim Filings Full Certificate – CFO, and news release dated July 28, 2023 are each attached hereto as Exhbits 99.3, 99.4 and 99.5, respectively.

The information in this Report on Form 6-K and in the attached Exhibits 99.1 and 99.2 shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-10 (File No. 333-238905), Form S-8 (No. 333-240225) and Form F-3 (No. 333-269868), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibits 99.3, 99.4 and 99.5 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description

99.1	Interim Financial Statements for the period ended June 30, 2023

99.2	Management’s Discussion and Analysis for the period ended June 30, 2023

99.3	Form 52- 109F2 Certification of Interim Filings Full Certificate – CEO

99.4	Form 52- 109F2 Certification of Interim Filings Full Certificate – CFO

99.5	News release dated July 28, 2023